FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

June 23, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

At the Annual General Meeting of Vancan Capital Corp. held on June 20, 2003 the shareholders re-elected Stuart Rogers, Adrian Hobkirk and Paul John as Directors of the Company.

Following the meeting, the Board of Directors re-appointed Stuart Rogers as President.

On behalf of the Board of Directors of

Vancan Capital Corp.

/s/ Stuart Rogers

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

“Amended and Restated”

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
BALANCE SHEETS
(Expressed In Canadian Dollars) (Unaudited– Prepared by Management)

		March 31,	December 31,
		2003	2002
			(audited)
ASSETS

	CURRENT
	Cash	$76,781	$52,481
	Taxes recoverable	3,939	960
		80,720	53,441

	MINERAL PROPERTIES (Note 3)	55,000	-
	DEFFERED EXPLORATION (Note 4)	2,000	-
EQUIPMENT, net of accumulated amortization of $3,171 (2002-$2,883)		1,082	1,554

		$138,802	$54,595

LIABILITIES

	CURRENT
	Accounts payable	$4,913	$4,897
	Due to related parties (Note 5)	10,000	36,600

		14,913	41,497

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

SHARE CAPITAL (Note 6)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued:	3,260,625 post-consolidation common shares	1,115,419	973,419

DEFICIT		(991,530)	(960,321)

		123,889	13,098

		$138,802	$54,595

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
STATEMENTS OF LOSS AND DEFICIT
(Expressed In Canadian Dollars) (Unaudited– Prepared by Management)
	Three months ended March 31, 2003	Three months ended March 31, 2002

EXPENSES
Consulting	$-	$-
Amortization	72	72
Management fees (Note 4)	15,000	15,000
Office and general	1,930	1,168
Professional fees	1,640	1,495
Rent	4,500	2,250
Transfer agent, filing fees and shareholder relations	7,406	4,382
Travel and promotion	661	2,201

NET LOSS FOR THE PERIOD	(31,209)	(26,568)

DEFICIT, BEGINNING OF PERIOD	(960,321)	(849,974)

DEFICIT, END OF PERIOD	$(991,530)	$(876,542)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.010)	$(0.020)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING	2,984,469	1,298,125

The accompanying notes are an integral part of these financial statements

VANCAN CAPITAL CORP. (Formerly Cedar Capital Corp.)
STATEMENTS OF CASH FLOWS
(Expressed In Canadian Dollars) (Unaudited, prepared by management)

	Three months ended March 31, 2003	Three months ended March 31, 2002

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net loss for the year	$(31,209)	$(26,568)
Adjust for items not involving cash:
Amortization	72	72

	(31,137)	(26,496)
Changes in non-cash working capital items:
(Increase) decrease in taxes recoverable	(2,979)	(582)
(Increase) decrease in prepaids and advances	-	(1,538)
Increase (decrease) in accounts payable	16	(4,579)

CASH USED IN OPERATING ACTIVITIES	(34,100)	(33,159)

FINANCING ACTIVITIES
Advances from related parties	(26,600)	35,000
Issuance of common shares	102,000	-

	75,400	35,000

INVESTING ACTIVITIES
Deferred exploration costs	(2,000)	-
Acquisition of mineral property	(15,000)	-

	(17,000)	-

INCREASE (DECREASE) IN CASH DURING THE PERIOD	24,300	1,805

CASH, BEGINNING OF PERIOD	52,481	1,760

CASH, END OF PERIOD	$76,781	$3,565

The accompanying notes are an integral part of these financial statements

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding share capital on a four for one basis.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent upon attaining profitable operations from its mineral properties.  Should the Company not be successful in attaining profitable operations from its existing activities it may be necessary for the Company to raise additional capital to continue normal operations.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs.  These costs, which do not necessarily reflect present values, will be amortized over the estimated useful lives of the properties upon commencement of commercial production using the unit-of-production method.  Costs relating to mineral properties which are sold or abandoned are written off when such events occur. The carrying value of undeveloped properties are written down to net realizable value and charged to operations when such determinations are made.  The proceeds from options granted are applied to the carrying value of the related property and any excess is included in earnings in the year of realization.

Deferred exploration costs

The Company defers all exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned.  These costs will be amortized on the basis of units produced in relation to the estimated reserves available on the related property following commencement of production or written-off to operations in the year related properties are abandoned.

Environmental protection and reclamation costs

The Company's policy relating to environmental protection and land reclamation programmes is to charge to income during the period any costs incurred in environmental protection and land reclamation.  At this time the Company does not foresee the necessity to make any material expenditures in this area.

Equipment

Equipment is amortized at 20% per annum on a declining balance basis.

Loss per Share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants have been excluded as they are anti-dilutive.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

Effective January 1, 2003 the Company has adopted the new accounting recommendation of the Canadian Institute of Chartered Accountants regarding stock-based compensation and other stock-based payments.  The standard requires that all stock based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all stock-based awards made to employees, but only requires it for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets.  No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price.  The Company will disclose pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share as if the fair value method had been used for new awards.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Financial Instruments

The fair value of the Company’s current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

NOTE 3.

INTEREST IN MINERAL PROPERTY

Target 2 Claim, Northwest Territories, Canada

During the period ended March 31, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada  (the “Target 2 Claim”).   The Company acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares in its capital stock at a deemed price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

NOTE 4.

DEFERRED EXPLORATION

Target 2 Claim, Northwest Territories, Canada

During the period ended March 31, 2003 deferred exploration costs of $2,000 were incurred for geological consulting related to the Target 2 Claim in the Northwest Territories.

NOTE 5.

RELATED PARTY TRANSACTIONS

During three-month period ended March 31, 2003 management fees of $15,000 (2002 - $15,000) were paid or accrued to a director of the Company.  In addition, rent of $4,500 (2002-$2,250) was paid to a director of the Company.  As at March 31, 2003 a total of $10,000 was owing to a private company controlled by a director for unpaid management fees and rent.

NOTE 6.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Shares	Value
Issued:
Balance at March 31, 2002	1,298,125	787,419
Exchange of special warrants	1,162,500	186,000
Issuance of shares by private placement	600,000	102,000
Issuance of shares for property	200,000	40,000

Balance at March 31, 2003	3,260,625	$1,115,419

During the first quarter of 2002, the Company consolidated its authorized and issued share capital on the basis of four such shares before consolidation being consolidated into one share.

Escrow Shares

During the year ended March 31, 1995, 1,500,000 common shares were issued to be held in escrow.  These shares may not be traded, released, transferred or dealt with in any manner without the consent of the Alberta Securities Commission.  During the year ended March 31, 1998, 1,000,000 shares were released from escrow.  The remaining 500,000 shares were released from escrow during the year ended March 31, 1999.

Private Placements

During 2002, the Company completed a private placement of 1,162,500 special warrants at a price of $.16 per special warrant for net proceeds of $186,000.  Each special warrant is exchangeable for one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $.21 per share for a period of two years from the date of the issuance of the special warrant.  In July, 2002 the special warrants were all exchanged for 1,162,500 common shares and as at March 31, 2003 the 1,162,500 share purchase warrants are outstanding.

In January, 2003 the Company completed a private placement of 600,000 units at $0.17 per unit for proceeds of $102,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common shares at a price of $0.23 for two years.

Stock Options

In February, 2003 the Company granted stock options to directors and employees entitling them to purchase 306,000 common shares at a price of $0.28 per share to February 5, 2005.

Property Acquisition

By agreement dated January 15, 2003 the Company obtained the right to acquire a 50% interest in a mineral claim comprising 2,530.8 hectares located in the Longtom Lake area of the Northwest Territories (the “Target 2 Claim”).  To earn its interest, the Company paid $15,000 and issued 200,000 common shares at a deemed price of $0.20 per share and must incur a minimum of $100,000 in exploration expenditures on the property by December 31, 2004.

NOTE 7.

SUBSEQUENT EVENTS

Subsequent to March 31, 2003 the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”).  To earn its interest, the Company paid $15,000 and issued 200,000 common shares.

VANCAN CAPITAL CORP.

(formerly Cedar Capital Corp.)

QUARTERLY REPORT - FORM 51-901F

March 31, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached financial statements for the three -month period ended March 31, 2003.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs:  See attached financial statements for the three -month period ended March 31, 2003.

2.

Related party transactions:  See Note 5 of the attached financial statements for the three-month period ended March 31, 2003.

3.

a)

Summary of securities issued during the period:

Date	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds
January 28, 2003	Common	Private placement	600,000	$ 0.17	$102,000
February 6, 2003	Common	Property acquisition	200,000	$ 0.20	$ 40,000

a)

Summary of options granted during the period:

Date	Optionee	Number of Shares	Price Per Share	Expiry Date
Feb. 5, 2003	Adrian Hobkirk	25,000	$ 0.28	February 5, 2005
Feb. 5, 2003	Paul V. John	103,000	$ 0.28	February 5, 2005
Feb. 5, 2003	West Oak Capital Group, Inc.	153,000	$ 0.28	February 5, 2005
Feb. 5, 2003	Patricia Rogers	25,000	$ 0.28	February 5, 2005

4.

Summary of securities as at the end of the reporting period:

a)

Authorized:  - unlimited number of common shares without par value

- unlimited number of preferred shares without par value

b)

Issued and outstanding:  3,260,625 common shares

a)

Summary of options and warrants outstanding:

Stock Options:   306,000 options exercisable at $0.28 per share until February 5, 2005

Warrants:  - 1,162,500 exercisable to purchase an additional common share at $0.21 until May 8, 2004

- 600,000 exercisable to purchase an additional common share at $0.23 until January 28, 2005

d)

Number of shares held in escrow:  Nil

Number of shares subject to a pooling agreement:  None

1.

Directors and officers as at May 27, 2003:    Stuart Rogers, President, Director and Secretary

Paul John, Director

Adrian Hobkirk, Director

VANCAN CAPITAL CORP.

(formerly Cedar Capital Corp.)

QUARTERLY REPORT - FORM 51-901F

MARCH 31, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Month Period ended March 31, 2003

During the period under review, the Company continued to focus its attention on the review of potential projects in the mineral exploration sector.

Acquisition of Target 2 Claim in Northwest Territories

On January 15, 2003 the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada  (the “Target 2 Claim”).

The Target 2 Claim is comprised of 2,530.8 hectares and is located adjacent to and immediately west of Alberta Star’s (TSX Venture: ASX; OTC BB: ASXSF) Longtom Lake IOCG exploration property located 350 kilometers northwest of Yellowknife, near Longtom Lake in the Northwest Territories.  Alberta Star had completed a detailed gravity survey adjacent to the Claim, confirming two very large 2.5-3.5 Milligal gravity anomalies that are coincident with strong magnetic anomalies. Combined gravity, magnetic and radiometric anomalies are common targeting criterion for Olympic Dam iron oxide, copper and gold (IOCG) style mineralization and necessary in proving up an economic ore body.

Mineralization at Longtom Lake occurs in specular hematite-magnetite breccia, similar to that seen at the 2.6 Billion tonne Olympic Dam (IOCG) deposit in South Australia.   The ongoing search for these giant-sized iron oxide-copper deposits has gained momentum in Canadian mining circles due to the enormous size potential of these deposits. They are often referred to as “Olympic Dam” deposits, named for the huge Australian deposit that characterize s this deposit type. The Olympic Dam is a massive deposit that has a combined metal content of 28 billion pounds of copper, 11.8 million ounces of gold, 115 million ounces of silver plus additional credits of cobalt, uranium an d other metals.

The Target 2 Claim is considered highly prospective due to its size and it’s proximity to the regional alteration assemblage, faulting and regional geophysical signatures that are needed to be consistent with IOCG deposits. Numerous showings of copper, silver, gold, and cobalt have been found in the surrounding area and have demonstrated the presence of these minerals in the system. The Claim is the subject of a Technical Report prepared in accordance with National Instrument 43-101 by Erik Ostensoe, P.Geo.

Vancan acquired its interest in the Claim by making cash payments totalling $15,000, issuing 200,000 common shares in its capital stock at a deemed price of $0.20 each and agreeing to incur a minimum of $100,000 in exploration expenditures on the Claim in stages by December 31, 2004.

Private Placement

To fund the acquisition of the Target 2 Claim and the recommended work program, Vancan arranged a non-brokered private placement of 600 ,000 Units at $0.1 7 per Unit, for total proceeds of $10 2 , 0 00.  Each Unit consists of one common share and one non-transferrable share purchase warrant that will entitle the holder to acquire one additional common share of the Company at $0.23 for a two year period from closing.  This private placement was accepted for filing by the TSX Venture Exchange and closed on January 28, 2003 with the securities issued being subject to a hold period expiring May 27, 2003.

Incentive Stock Options

On January 15, 2003 Mr. Adrian Hobkirk was appointed to the board of directors of the Company to fill a vacancy created by the resignation of Mr. Mounir Nassar.

On February 5, 2003 the Company granted Incentive Stock Options for the purchase of an aggregate 306,000 shares at $0.28 per share for a two-year period expiring February 5, 2005.

Extraordinary Shareholders Meeting; Proposed Share Split and Name Change

On February 12, 2003 the Company announced and scheduled an Extraordinary General Meeting for March 20, 2003 at which shareholders were asked to consider special resolutions to split the Company’s issued and outstanding share capital on the basis of two post-split shares for every one pre-split share and a change of the Company’s name, to be implemented at the discretion of the board of Directors.

The share consolidation and name change were both approved by the shareholders.  The board of directors of the Company has elected not to effect the share split and name change at the present time, due to market conditions, but may elect to do so in the future.  Implementation of the share split and name change will be subject to acceptance for filing by the TSX Venture Exchange.

Acquisition of Target 1 Claim

On April 16, 2003 the Company announced that it had entered into an agreement to acquire a 50% interest in a mineral claim located adjacent to and immediately east of the north end of Longtom Lake in the Northwest Territories (the “Target 1 Claim”).

The Target 1 claim comprises 1,781.9 acres and is located adjacent to the west side of the Longtom Lake property held by Alberta Star where an iron oxide copper-gold-type mineral occurrence is under investigation in search of an “Olympic Dam”-type ore deposit.  The Longtom Lake mineral zone occurs with strong hematite/magnetite alteration and copper and uranium mineralization in Proterozoic-age volcanic sediments intruded by granitic and monzonitic plutons.  The area has been explored by a wide variety of methods, including about twenty short diamond drill holes and, most recently, a gravity survey.

The Target 1 claim is situated immediately south and west of the principal Longtom mineral zone, the Damp, and is believed to be underlain by similar rock formations.  The Target 1 Claim is the subject of a Technical Report prepared in accordance with National Instrument 43-101 by Erik Ostensoe, P.Geo.   As with the previously acquired Target 2 Claim, the Target 1 Claim is considered highly prospective due to its size and it’s proximity to the regional alteration assemblage, faulting and regional geophysical signatures that are needed to be consistent with IOCG deposits.

Vancan has acquired its interest in the Target 1 Claim by making cash payments totalling $15,000, and issuing 200,000 common shares in its capital stock at a deemed price of $0. 38 per share.

Ground Geophysics program underway on Target 1 and 2 Claims

In mid-April, 2003 Alberta Star announced the appointment of Scott Geophysics of Vancouver as contractor to perform a ground geophysics program on its Longtom Lake IOCG property that will include detailed, localized induced polarization/resistivity (IP) traverses over selected portions of the 2.5 to 3.5 milligal gravity-magnetic anomalies identified on their property.

Scott Geophysics is a geophysical service company based in Vancouver, B.C. specializing in detailed IP surveys. The survey will be headed by Al Scott, BSc, MBA, PGeo, who has worked as a geophysicist extensively with Cominco, Ananconda and Gulf Minerals.  Scott Geophysics was established in 1987 and currently operates as an independent consultant.

As part of this program, Scott Geophysics will be conducting IP traverses on Vancan’s Target 1 Claim as well as its previously acquired Target 2 Claim.  Work began in mid-April, with Alberta Star expecting to begin drilling on the Longtom property in late May, continuing into the fall of 2003.

Results of Operations

During the three-month period ended March 31, 2003, the Company reduced travel and related costs to $661 from the $2,201 incurred by prior management during the three-month period ended March 31, 2002

Professional fees for accounting and legal services for the three-month period ended March 31, 2003 were relatively unchanged at $1,640 compared to $1,495 incurred during the same period a year prior.

During the three-month period ended March 31, 2003 office and general expense increased to $1,930 from the $1,168 incurred during the same period a year, with rent expense increased to $4,500 from the $2,250 incurred during the three-month period ended March 31, 2002 due to the higher rental rate associated with the Company’s new office location.

Management fees of $15,000 for the three-month period ended March 31, 2003 were unchanged from the amount incurred during the same period a year earlier.

Transfer agent, filing fees and shareholder relations expenses of $7,406 were incurred during the three-month period ended March 31, 2003 as compared to $4,382 incurred during the same period a year earlier.  This increase was primarily due to filing fees incurred for the private placement, property acquisition and stock option grant completed during the current period.

Depreciation expense of $72 on computer equipment incurred during the current period was unchanged from the three-month period ended March 31, 2002.

As a result of the foregoing, the net loss for the Company from operations for the three-month period ended March 31, 2003 was $31,209 as compared to a loss from operations of $26,568 incurred during the three-month period ended March 31, 2002.

Liquidity and Solvency

At March 31, 2003 the Company had working capital of $74,807 with cash on hand of $76,781.  This compares to working capital of $11,944 and cash on hand of $52,481 at December 31, 2002.  The increase in working capital during the three-month period ended March 31, 2003 was primarily due to the completion of a non-brokered private placement of 600,000 Units at $0.17 per unit in January, 2003 for total proceeds to the Company of $102,000.  During the current period, the Company invested $15,000 for the acquisition of a mineral property, the Target 2 Claim, in the Northwest Territories and a further $2,000 in geological consulting on this property.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sales of equity securities to meet its cash requirements. Future developments, in excess of funds on hand, will depend on the Company’s ability to obtain financing through joint venturing of projects it may acquire, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Investor Relations

There were no investor relation activities undertaken during the period.  Management currently performs all investor relation services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   June 30, 2003

By:     /s/ Stuart Rogers

Stuart Rogers

Director